AMENDED AND RESTATED DEMAND NOTE


$40,000,000.00                                     Chicago, Illinois
                                                   Dated as of August 1, 1995


RECITALS

      WHEREAS, the undersigned, JMB/245 PARK AVENUE ASSOCIATES, LTD. ("Borrower"), a limited partnership organized and existing under the laws of the State of Illinois, has heretofore, for good and valuable consideration, made in favor of JMB REALTY CORPORATION ("JMB"), a Delaware corporation, that certain Subordinated Demand Note dated December 31, 1993, in the maximum principal amount of $40,000,000 (the "Original Note"); and

      WHEREAS, Borrower and JMB desire to amend and restate the Original Note in its entirety as set forth herein;

      NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Borrower hereby promises to pay to the order of JMB on demand at 900 North Michigan Avenue, Chicago, Illinois
60611 (or at such other place as may be designated by JMB from time to time), in lawful money of the United States of America and in immediately available funds, the principal sum of up to FORTY MILLION AND NO/100 DOLLARS ($40,000,000.00), or, if less, the aggregate unpaid principal balance hereof which is outstanding on the date of such demand which JMB may, in its sole and absolute discretion, advance to the Borrower from time to time, together with interest on any and all principal amounts hereunder from time to time outstanding from and including the date on which the initial advance hereunder is made to the Business Day (as defined below) on which said principal amounts are paid in full, at a fluctuating interest rate per annum equal at all times to one percent (1%) over the Reference Rate (as defined below), payable on the date of such demand. All computations of interest shall be made by JMB on the basis of a year of 360 days, in each case for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable.

      1. As used in this Note, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

      (a) "Reference Rate" means the rate of interest announced publicly by Bank of America Illinois in Chicago, Illinois from time to time, as its reference rate.

      (b) "Business Day" means a day of the year on which banks are not required or authorized to close in Chicago, Illinois.

      (c) "Restated Promissory Note I" means that certain Second Amended and Restated Promissory Note dated as of August 1, 1995, in the original principal amount of $16,042,000 made by Borrower payable to JMB, as amended or restated from time to time.

      (d) "Restated Promissory Note II" means that certain Second Amended and Restated Promissory Note dated as of August 1, 1995, in the original principal amount of $25,000,000 made by Borrower payable to JMB, as amended or restated from time to time.

      (e) "Restated Promissory Note III" means that certain Amended and Restated Promissory Note dated as of August 1, 1995, in the original principal amount of $2,194,631.25 made by Borrower payable to JMB, as amended or restated from time to time.

      (f) "Restated Promissory Notes" mean collectively, the Restated Promissory Note I, the Restated Promissory Note II and the Restated Promissory
Note III.

      (g) "Third Amended and Restated Security Agreement" means that certain Third Amended and Restated Security Agreement dated as of August 1, 1995, executed and delivered by Borrower to JMB encumbering Borrower's 48.2467039% interest in 245 Park Avenue Company, a New York general partnership ("245"), and certain other collateral set forth therein, which secures the Restated Promissory Notes and this Note, as the same may be amended or restated from time to time.

      2. In no event shall the amount paid or agreed to be paid hereunder (including all interest and the aggregate of any other amounts taken, reserved or charged pursuant to this Note or any other document evidencing or securing the loan hereunder, which under applicable law is deemed to constitute interest on the indebtedness evidenced by this Note, exceed the highest lawful rate permissible under applicable law; and if under any circumstance whatsoever, fulfillment of any provision of this Note, at the time performance of such provision shall be due, shall involve transcending the limit of validity prescribed by applicable law, then, ipso facto, the obligation to be fulfilled shall be reduced to the limit of such validity, and if from any circumstance the holder of this Note should receive as interest an amount which would exceed the highest lawful rate allowable under law, such amount which would be excessive interest shall be applied to the reduction of the unpaid principal balance due under this Note and not to the payment of interest, or if such excess interest exceeds the unpaid balance of principal, the excess shall be refunded to Borrower.

      3. Borrower shall repay amounts due under this Note upon receipt, and to the extent, of any net proceeds received upon the sale, refinancing, or other disposition of, or any distributions made with respect to, the Collateral (as defined in the Third Amended and Restated Security Agreement) in accordance with the following sentence. JMB shall apply any amounts received from Borrower as repayments as provided in the preceding sentence to reduce Borrower's outstanding indebtedness under this Note, the Restated Promissory Note I, the Restated Promissory Note II or the Restated Promissory
Note III, in such order as JMB, in its sole discretion, shall elect.

      4. This Note is secured by the Third Amended and Restated Security Agreement. Reference is made to the Third Amended and Restated Security Agreement for a description of the property encumbered, the nature and extent of the security, and the rights of the holder hereof in respect to such security. The provisions of the Third Amended and Restated Security Agreement shall be deemed to be incorporated by reference herein as though set out herein in their entirety.

      5. Borrower represents and agrees that the amounts outstanding and to be outstanding under this Note have been and will be used for purposes specified in 815 ILCS 205/4(1)(c), and that the indebtedness evidenced hereby constitutes a business loan which comes within the purview of said 815 ILCS 205/4(1)(c) and is not usurious.

      6. The Borrower hereby waives presentment for payment, demand, notice of dishonor and protest of this Note and further agrees that this Note shall be deemed to have been made under and shall be governed by the laws of the State of Illinois in all respects, including matters of construction, validity and performance, and that none of its terms or provisions may be waived, altered, modified or amended except as JMB may consent thereto in writing duly signed for and on its behalf.

      IN WITNESS WHEREOF, the Borrower has caused this Note to be executed and delivered to JMB as of the day and year first above written.

                         JMB/245 PARK AVENUE ASSOCIATES, LTD.

                                By:   JMB Park Avenue, Inc., general partner


                                      By:________________________________

                                    Title:_______________________________